Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Franklin's Popcorn, Inc.
1037 NE 65th St #89966
Seattle, WA 98115
https://popsmith.com

Up to $1,234,998.72 in Common Stock at $1.64
Minimum Target Amount: $14,999.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

> Company: Franklin's Popcorn, Inc.
> Address: 1037 NE 65th St #89966, Seattle, WA 98115
> State of Incorporation: DE
> Date Incorporated: May 21, 2020

Terms:

> Equity

Offering Minimum: $14,999.44 | 9,146 shares of Common Stock
Offering Maximum: $1,234,998.72 | 753,048 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.64
Minimum Investment Amount (per investor): $349.32

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

<u>Investment Incentives & Bonuses*</u>

<u>Time Based Rewards</u>

Early Bird 1

Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2

Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3

Invest $25,000+ within the first 2 weeks | 12% bonus shares

Early Bird 4

Invest $50,000+ within the first 2 weeks | 15% bonus shares

<u>Amount Based Rewards</u>

Tier 1 Perk

Invest $1,000+ and receive 1x The Popper Starter Set + 5% bonus shares.

Tier 2 Perk

Invest $10,000+ and receive 1x The Popper Starter Set + 10% bonus shares.

Tier 3 Perk

Invest $25,000+ and receive 1x The Popper Starter Set + 12% bonus shares.

Tier 4 Perk

Invest $50,000+ and receive 1x The Popper Starter Set + 15% bonus shares.

<u>Loyalty Bonus</u>

As you have previously invested in Franklin's Popcorn, Inc., you are eligible for additional bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Franklin's Popcorn, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.64/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $164.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Franklins Popcorn, Inc. (dba "PopSmith" or the "Company") is a C-Corp, organized under the laws of the state of Delaware on 5/21/2020, that is elevating the popcorn experience by providing a modern, interactive, and delicious popcorn-popping experience at home.

Popsmith's business model consists of a direct-to-consumer approach, selling unique stovetop poppers and pre-measured popcorn-making kits targeted at popcorn enthusiasts, foodies, and home entertainers. The products are sold across the United States through their e-commerce platform and we aim to establish brick-and-mortar partnerships with stores that emphasize food exploration, kitchen and home design, and quality ingredients.

The Company has applied for a U.S. patent for its innovative stirring mechanism, designed to create perfect popcorn every time. In addition, Popsmith owns the trademarks for its brand.

Competitors and Industry

The global popcorn market is currently estimated at $18.8 billion and is projected to grow, driven by consumer demand for healthier snack options and home entertainment products. Popsmith aims to capture a share of this market by offering a premium, experiential popcorn-making solution.

The Company faces competition from established brands like Orville Redenbacher and Pop Secret, which dominate the traditional popcorn market.

We feel Popsmith differentiates itself with its unique product offerings, including a modern stovetop popper and pre-measured kits, catering to a more premium and interactive home cooking experience. Unlike its competitors, Popsmith focuses on quality, aesthetics, and an engaging user experience, setting it apart in the market.

Current Stage and Roadmap

We believe that we have experienced solid growth since raising $348,000 on Kickstarter in 2023, achieving notable revenue increases in that year. While past performance is encouraging, it is not indicative of future results. As we look ahead to 2024, we are focused on continuing to grow our revenues,* driven by ongoing sales through our website and Amazon channel, alongside potential expansion into retail locations. Our ability to achieve this growth is subject to a variety of factors, including market conditions, consumer preferences, and our successful execution of these strategies.

We anticipate that our operating expenses could change as we scale our operations and continue to develop our distribution channels. We believe that as our sales channels expand, certain initial costs, such as go-to-market expenses, may decline over time, although this is not guaranteed.

With exciting potential new product lines like popcorn kernel pouches and shake-on seasonings, we believe our experienced team is well-positioned to pursue opportunities that could enhance our market presence and increase our overall sales.* However, there can be no assurance that these efforts will result in higher revenue or market share.

In the long term, we aim to strengthen our market position and pursue broader opportunities to bring our products to more households across the country. Our outlook for future periods includes a focus on refining our product offerings and expanding our presence in new markets. However, these goals depend on a number of variables, including successful market acceptance and the ability to maintain our competitive advantage.

*The offering materials contain forward-looking information and projections. Statements concerning the Company's projected financial metrics are speculative and should not be construed as promises of financial performance. Please review the Risk Factors for more information concerning forward-looking information and the risks involved.

The Team

Officers and Directors

Name: Dave Stickland

Dave Stickland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President/Co-Founder
  Dates of Service: May, 2020 - Present
  Responsibilities: Day to day operations, leadership and growth. Oversee hiring, firing, contracts, sales, and marketing. Dave receives an annual salary of $185,000.

Name: Tal Moore

Tal Moore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Sole Director
  Dates of Service: May, 2020 - Present
  Responsibilities: Responsible for overall operations of the business. Tal receives an annual salary of $150,000 per year. Tal will be providing Form C sign-off as the Company's Principal Accounting Officer.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make

a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the

value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tal Moore	8,000,000	Common Stock	80.0%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 753,048 of Common Stock.

Common Stock

The amount of security authorized is 13,000,000 with a total of 11,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 2,000,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 1,000,000 shares to be issued pursuant to stock options, reserved but unissued.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $1,596,035.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $10,483,555.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $1,596,035.00
  Use of proceeds: Opex, marketing, and inventory
  Date: November 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue: Revenue for fiscal year 2022 was $2,495,804 compared to $4,913,692 in fiscal year 2023.

The increase in revenue was primarily due to the significant growth in sales, a result of expanded marketing efforts, increased sales channels such as Amazon and Shopify, and a broader customer base. However, this growth was partially offset by sales discounts and allowances, which also increased from $101,391 in 2022 to $234,565 in 2023.

Cost of Sales: Cost of Sales for fiscal year 2022 was $1,665,119 compared to $2,673,319 in fiscal year 2023.

The increase in the cost of sales can be attributed to higher product demand, which required more inventory purchases and potentially higher operational costs.

Gross Margins: Gross margins for fiscal year 2022 were $729,294 compared to $2,005,807 in fiscal year 2023.

The improvement in gross margin resulted from higher sales volumes, which allowed the company to benefit from economies of scale.

Expenses: Expenses for fiscal year 2022 were $1,474,555 compared to $4,486,439 in fiscal year 2023.

The substantial rise in expenses was driven by increased spending across several categories: advertising and marketing expenses grew from $599,414 to $1,805,249, reflecting more aggressive marketing strategies. Payroll expenses nearly doubled from $447,500 to $942,741, due to hiring additional staff or increased compensation. Professional fees and general administrative costs also rose, reflecting the company's overall growth and operational complexity.

Historical results and cash flows:

The Company does not believe historical results and cash flows will be representative of what investors should expect in the future. We anticipate that cash flows in the future will be stronger, with the majority of the Company's fixed pre-launch costs now behind us.

Our goal is to turn an operating profit in 2025. In 2025, we expect opex to remain the same going as the current year, 2024, with a potential increase in revenue. Assuming we can maintain a ratio of 30% ad spend to revenue, we believe we may be able to achieve profitability in 2025.* The challenges we anticipate facing to achieve those goals are marketing spend being less efficient than we expect, higher media buying expenses, and/or lower than expected demand for the product.

*The offering materials contain forward-looking information and projections. Statements concerning the Company's potential profitability are speculative and should not be construed as promises of financial performance. Please review the Risk Factors for more information concerning forward-looking information and the risks involved.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 14, 2024, the Company had $36.7k cash on hand, shareholder loans, and a bank LOC.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are not critical but helpful. We have alternative access to capital in the form of personal loans from founders, credit cards, and bank lines of credit.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The crowdfunding funds will make up approximately 50% of total funds available to us.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The funds raised will support our ability to run the company for less than one month if we raise the $15,000 minimum. The current burn rate is approx $28k per month and consists of opex and advertising expenses primarily.

How long will you be able to operate the company if you raise your maximum funding goal?

Assuming a maximum raise, we anticipate being able to run the company for one year at a minimum. Current burn rate is approx $28k per month and consists of opex and advertising expenses primarily. If we raised the maximum funding goal, we would not increase expenses and burn would remain the same at approx $28k per month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have access to additional bank lines of credit and the possibility of future raises.

Indebtedness

- Creditor: SAFE agreements
  Amount Owed: $1,596,035.00
  Interest Rate: 0.0%
  During the periods ending December 31, 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each Page | 12 agreement is subject to a valuation cap. The valuation caps of the agreements entered were $10,483,555. As of December 31, 2023 the Company had entered into $1,596,035 SAFE agreements.

- Creditor: Note Payable Amazon
  Amount Owed: $286,000.00
  Interest Rate: 9.49%
  Maturity Date: September 08, 2024

- Creditor: Line of Credit
  Amount Owed: $799,740.00
  Interest Rate: 8.5%
  Maturity Date: February 28, 2025
  On August 31, 2022, the Company entered into a line of credit agreement which the Company could borrow up to $1,000,000. On November 30, 2023, the agreement was amended in which the Company could borrow up to $1,300,000. The agreement has a maturity date of February 28, 2025, in which all outstanding principal and interest

are payable. The agreement has an interest rate of 8.5%. The principal outstanding was $799,740 and $0 as of December 31, 2023 and December 31, 2022, respectively.

- Creditor: Tal Moore
  Amount Owed: $1,889,637.00
  Interest Rate: 5.0%

Related Party Transactions

- Name of Person: Tal Moore
  Relationship to Company: CEO
  Nature / amount of interest in the transaction: Founder loans.
  Material Terms: $1,889,637 outstanding.

Valuation

Pre-Money Valuation: $18,040,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has zero preferred stock outstanding; (ii) all outstanding options with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,596,035 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.44 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.72, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Inventory
  50.0%
  Used to purchase inventory

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  43.5%
  Funds used for marketing and awareness, primarily spent on Meta (instagram/facebook) ads, email marketing, hiring content creators, editing marketing videos, and google/youtube ads.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://popsmith.com (https://popsmith.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/popsmith

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Franklin's Popcorn, Inc.

[See attached]



Franklin's Popcorn, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Franklin's Popcorn, Inc. Management

We have reviewed the accompanying financial statements of Franklin Popcorn, Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
September 28, 2024

FRANKLIN POPCORN, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	216,253	1,274,446
Accounts Receivable	112	-
Inventory	546,309	111,864
Prepaid Expense	26,388	-
Other Current Assets	35	82,742
Total Current Assets	789,096	1,469,053
Non-Current Assets:		
Fixed Assets - net	10,214	16,160
Intangible Assets - net	517,741	665,667
Total Non-Current Assets	527,955	681,827
TOTAL ASSETS	1,317,051	2,150,879
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	583,309	156,741
Payroll Payable	256,597	190,307
Other Current Liabilities	1,368	-
Accrued Interest - Related Party	195,421	16,304
Sales Tax Payable	80,743	-
Notes Payable	286,000	-
Notes Payable - Related Party	1,248,659	1,398,547
Total Current Liabilities	2,652,098	1,761,899
Non-Current Liabilities:		
Line of Credit	799,740	-
Total Non-Current Liabilities	799,740	-
TOTAL LIABILITIES	3,451,838	1,761,899
EQUITY		
SAFE Notes	1,596,035	1,596,035
Common Stock	800	800
APIC - Stock Grant	299,998	199,999
Accumulated Deficit	(4,031,620)	(1,407,853)
TOTAL EQUITY	(2,134,787)	388,981
TOTAL LIABILITIES AND EQUITY	1,317,051	2,150,879

FRANKLIN POPCORN, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenues		
Sales Income	4,913,692	2,495,804
Sales Discount & Allowances	(234,565)	(101,391)
COGS	(2,673,319)	(1,665,119)
Gross Profit (Loss)	**2,005,807**	**729,294**
Operating Expenses		
Advertising and Marketing	1,805,249	599,414
General and Administrative	440,850	266,236
Sales and Product Expenses	678,667	-
Taxes and Licenses	-	1,337
Payroll Expenses	942,741	447,500
Professional Fees	619,081	160,069
Sales Tax	(149)	-
Total Operating Expenses	**4,486,439**	**1,474,555**
Total Loss from Operations	**(2,480,631)**	**(745,261)**
Other Expenses		
Other Income	(23,215)	(26,162)
Interest Expense	223,031	31,204
Bad Debt Expense	-	266
Start up Costs	8,000	8,000
Other Expenses	-	(24)
Total Other Income/Expense	**207,816**	**13,283**
Earnings Before Income Taxes, Depreciation, and Amortization	**(2,688,447)**	**(758,544)**
Amortization Expense	147,926	73,963
Depreciation Expense	5,945	9,998
Net Income (Loss)	**(2,842,319)**	**(842,506)**

FRANKLIN POPCORN, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	APIC - Stock Grant	SAFE Notes	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount					
Beginning balance at 1/1/22	8,000,000	800	-	-	-	(83,824)	(83,024)
Issuance of Common Stock	-	-	-	-	-	-	-
Stock Grant Vested	-	-	-	199,999	-	-	199,999
SAFE Notes Issuance	-	-	-	-	1,596,035	-	1,596,035
Prior Prior period adjustment	-	-	-	-	-	(481,523)	(481,523)
Net income (loss)	-	-	-	-	-	(842,506)	(842,506)
Ending balance at 12/31/22	8,000,000	800	-	199,999	1,596,035	(1,407,853)	388,981
Issuance of Common Stock	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Prior Prior period adjustment	-	-	-	-	-	218,554	218,554
Stock Grant Vested	-	-	-	99,999	-	-	99,999
Net income (loss)	-	-	-	-	-	(2,842,319)	(2,842,319)
Ending balance at 12/31/23	8,000,000	800	-	299,998	1,596,035	(4,031,619)	(2,134,786)

FRANKLIN POPCORN, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(2,842,319)	(842,506)
Adjustments to reconcile net income to net cash provided by operations:		
Amortization Expense	147,926	73,963
Depreciation Expense	5,945	9,998
Accounts Receivable	(112)	127,378
Inventory	(434,445)	156,765
Prepaid Expense	(26,388)	1,753
Other Current Assets	82,708	(82,742)
Accounts Payable	426,569	29,395
Payroll Payable	66,290	100,499
Other Current Liabilities	1,368	-
Accrued Interest - Related Party	179,117	16,304
Sales Tax Payable	80,743	(16)
Prior period adjustment	218,554	(495,505)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	748,275	(62,208)
Net Cash provided by (used in) Operating Activities	(2,094,044)	(904,713)
INVESTING ACTIVITIES		
Fixed Assets - net	-	(10,040)
Intangible Assets - net	-	(739,630)
Net Cash provided by (used in) Investing Activities	-	(749,670)
FINANCING ACTIVITIES		
SAFE Notes	-	1,596,035
Notes Payable	286,000	-
Line of Credit	799,740	-
Notes Payable - Related Party	(149,887)	805,465
APIC - Stock Grant	99,999	199,999
Net Cash provided by (used in) Financing Activities	1,035,852	2,601,499
Cash at the beginning of the period	1,274,447	327,331
Net cash increase (decrease) for the period	(1,058,192)	947,116
Cash at end of period	216,254	1,274,447

Franklin's Popcorn, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Franklin's Popcorn, Inc. ("the Company") was formed in Delaware on May 21st, 2020. The Company plans to earn revenue through the sale of their popcorn poppers and popcorn supplies directly through their website and other e-commerce vendors such as amazon and shopify. The Company's headquarters is in Seattle, Washington. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Substantial Doubt About the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $216,253 and $1,274,446 in cash and in cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 consisted of the following: raw materials $0, $111,864.14 and finished goods $546309, $0, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation/Amortization	Disposal	Book Value as of 12/31/2023
Furniture And Fixtures	5-7	23,266	(13,522)	-	9,744
Office Equipment	5	43,881	(43,410)	-	471
Research & Development	5	739,630	(221,889)	-	517,741
Totals		806,777	(278,822)	-	527,955

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling popcorn poppers and popcorn supplies (popcorn kernels and seasoning), through various e-commerce platforms such as Amazon and Shopify. The Company's payments are generally collected at time of the sale. The Company's primary performance obligation is to maintain an acceptable level of inventory to satisfy any orders.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of Travel, Training and Development, insurance, rent, telephone and equipment, website services, website development and other office expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2022	4,000,000	0.380	-
Granted	-	-	-
Exercised	-	-	-
Expired/canceled	-	-	-
Total options outstanding, December 31, 2022	4,000,000	0.380	-
Granted	-	-	-
Exercised	-	-	-
Expired/canceled	-	-	-
Total options outstanding, December 31, 2023	4,000,000	0.380	-

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022	4,000,000	
Granted	-	-
Vested	(526,314)	0.38
Forfeited	-	-
Nonvested options, December 31, 2022	3,473,686	0.38
Granted	-	-
Vested	(263,157)	0.38
Forfeited	-	-
Nonvested options, December 31, 2023	3,210,529	0.38

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2023, the Company entered into various loan agreements with Tal Moore, CEO and Founder, totaling $1,300,000 and $98,547 and company expenses that were covered by his personal funds.. The Company had payment due of $1,248,659 as of December 31, 2023. See Note 5 for further details.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Line of Credit - On August 31, 2022, the Company entered into a line of credit agreement which the Company could borrow up to $1,000,000. On November 30, 2023, the agreement was amended in which the Company could borrow up to $1,300,000. The agreement has a maturity date of February 28, 2025, in which all outstanding principal and interest are payable. The agreement has an interest rate of 8.5%. The principal outstanding was $799,740 and $0 as of December 31, 2023 and December 31, 2022, respectively.

Note Payable - On September 8, 2023, the Company entered into a loan agreement for $286,000 with Amazon, with an interest rate of 9.49% and a maturity date of September 8, 2024. Interest payments of $2,261.79 were payable from September through December 2023. Starting January through September 2024, principal and interest total $7,904.32 are payable. The balance of this loan was $286,000 as of December 31, 2023.

Note Payable - Related Party - As of December 31, 2023, the Company entered into various loan agreements with Tal Moore, CEO and Founder, totaling $1,300,000. The loans bear an interest of 5% and are payable upon demand. Additionally, during the year ended December 31,2022 , Tal covered $98,547 in Business expenses using his personal funds. These expenses are due upon demand and do not bear any interest. The Company had a balance due to Tal Moore, CEO of $1,398,547 and $1,248,659 as of December 31, 2022 and December 31, 2023, respectively. See Note 3 for further details.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $10,483,555. As of December 31, 2023 the Company had entered into $1,596,035 SAFE agreements.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SAFE Notes	1,596,035	0%	N/A	-	1,596,035	-	-	-	1,596,035	-	-
Notes Payable - Related Party	1,300,000	5%	On Demand	1,248,660	-	-	195,421	1,300,000	-	-	16,304
Notes Payable - Related Party	$98,547.00	0%	On Demand	-	-	-	-	98,547	-	-	-
Notes Payable (Amazon)	286,000	9%	45543	286,000.00	-	-	-				
Line of credit	1,300,000	8.5%	2/28/25	799,740.00	-	-	-	-	-	-	-
Totals				2,334,400	1,596,035	-	195,421	1,398,5470	1,596,035	-	16,304

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 8,000,000 shares were issued and outstanding as of December 31, 2022 and December 31, 2023

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 28, 2024, the date these financial statements were available to be issued.

As of the date of these financial statements the Company entered into four (4) loan agreements totaling $600,000 with Tal Moore, CEO and Founder. The notes bear an interest of 5% and are payable on demand.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Movie Theater Popcorn At Home Made Easy

At Franklin's Popcorn, Inc. (dba "Popsmith" or the "Company"), we've dedicated over 20 years to perfecting the art of popcorn. Our premium stainless steel poppers bring gourmet popcorn-making to homes across the U.S., offering high-quality, versatile products for today's modern snackers. We believe we're poised for growth, having realized $4.9M in revenue in 2023 (minus discounts), and we are projecting revenues of $10M by year-end 2025 based on internal calculations.* This November, we're anticipating further expansion with retail launches on Costco.com and Williams-Sonoma.com, potentially reaching more popcorn enthusiasts than ever. Our innovative designs and commitment to quality have earned us industry recognition.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



POPSMITH
POPPING CORN
Movie Theater Popcorn At Home Made Easy

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$1.64 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$349.32	$18.04M

REASONS TO INVEST

Popcorn Making for the Modern Kitchen: We offer a premium stainless steel popper and easy-to-use kits, catering to

modern snackers seeking quality and gourmet at-home experiences filled with joy.

Company Traction: We've realized $4.9M in 2023 (minus discounts) and anticipate achieving $10M by year-end 2025.* We believe we're poised for growth with our anticipated launches on Costco and Williams Sonoma.

One Company, Two Brands: Your investment represents Franklin's Popcorn ('12) & Popsmith ('23). With 20+ years of industry expertise, we plan to scale quickly with new products & retail expansion.

*During the same timeframe, the Company anticipates its 2025 year-end COGS could increase to approximately $4.9M. The offering materials contain forward-looking information and projections. Statements concerning the Company's projected financial metrics and/or profitability are speculative and should not be construed as promises of financial performance. Please review the Risk Factors and the legend below for more information concerning forward-looking information and the risks involved.

TEAM



Tal Moore • Founder & CEO, Sole Director

Serial e-commerce entrepreneur with more than 20 years experience in popcorn along with two decades of experience building consumer brands including two exits. Tal will be providing Form C sign-off as the Company's Principal Accounting Officer.

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David Stickland • Co-Founder & President

Executive leader, entrepreneur, and eCommerce expert with more than two decades of experience in DTC brands, managing top-performing teams and putting the processes in place to scale.

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THE PITCH

Popping Up With Something New



Our Mission
Bringing people together over the shared joy of making popcorn at home.

We set out to make popcorn a shared experience filled with fun and flavor. After raising $348,000 on Kickstarter in 2023, we believe we have experienced solid growth, reaching $4.9 million in revenue for that year. Based on our internal analysis, we are focused on continuing this growth trajectory through 2024, although actual outcomes will depend on factors such as market conditions and consumer demand.

Looking ahead, we are aiming to develop exciting new product lines, such as popcorn kernel pouches and shake-on seasonings, which we believe could help expand our market presence. Our team is dedicated to pursuing opportunities that could enhance our brand's reach and visibility. While we have set ambitious goals for the future, achieving these goals will depend on our ability to successfully execute our strategies and adapt to changes in the competitive landscape. We hope to leverage this potential growth to explore new markets and bring our award-winning products to more homes across the country.

The Opportunity

Crafting Joy, One Kernel at a Time

At Popsmith, we live and breathe popcorn. Our mission is to bring people together over the simple, shared joy of making popcorn at home. We spent two years developing a stainless steel stovetop popper that's durable, easy to use, dishwasher safe and works on all stovetops, including induction. We also developed pre-measured popcorn-making kits that are easy to use and work perfectly with the Popsmith. Whether you're craving popcorn or a sweet kettle corn treat, our popper makes it easy to experiment and get creative in the kitchen.

$196 New Customer Average Order Value
(from October 31, 2023 to December 31, 2023)

44% Returning Customer Rate in October 2024

896 Subscribing Customers

58,000 People On Our Email List

We generate revenue through direct-to-consumer sales on our website, but we're aiming to expand our reach with launches on Costco.com and Williams-Sonoma.com later this year. Looking ahead to 2025, we're aiming to introduce new products like popcorn kernel pouches, shake-on seasonings, and a professional-grade cabinet popper for movie theaters and other venues. We're not just about home kitchens anymore—we're taking the Popsmith experience to bigger audiences and new markets.

THE MARKET & OUR TRACTION

Crafting the Future of Snacks with Award-Winning Innovation

The global popcorn market is booming, with a value of $13.4 billion in 2023 and projected to reach $22.1 billion by 2032.[1] At Popsmith, we're tapping into the growing consumer demand for high-quality, at-home snack solutions.

Market







$13.4 B
2023 Popcorn Market
POPCORN

Source

We’ve been recognized for our innovation, winning prestigious awards such as Fast Company’s Product Innovation by Design Award and being featured as one of Refinery29's best small businesses. Additionally, Food & Wine has highlighted us in their trend predictions for 2024. We believe these accolades affirm the impact our brand is making in the gourmet snack industry.

Awards



FAST COMPANY
Product Innovation by Design Award




REFINERY29
Best Small Businesses Award



FOOD&WINE
Highlighted in trend predictions for 2024

Source | Source | Source

We've built a strong foundation for future growth with over two years of R&D poured into our products. Our leadership team, led by founders Dave & Tal, brings over 20 years of industry experience and a passion for crafting the perfect popcorn experience. Additionally, we've previously raised $1.43 million.* Our anticipated 2025 product pipeline includes new offerings like popcorn kernel pouches, shake-on seasonings, and a professional-grade cabinet popper for commercial venues.

*Investors in this Reg CF offering will not be investing on the same terms as the $1.43M mentioned in this section.


POPSMITH POPPING CORN
FUTURE
Product Launches
Popcorn Kernel Pouches
Cabinet Popper
Shake-on Seasonings
Popcorn bowls and scoop boxes
Popsmith "Lite" popper

**Products shown in the graphic above are computer-generated demo versions of the Company's anticipated product line. These products are not available for sale.*

WHY INVEST

Join Popsmith

Join the Popcorn Revolution



When you invest in Popsmith, you're investing in more than just a product—you're supporting the joy we bring to kitchens everywhere. We're proud of our accomplishments, having generated approximately $4.9 million in revenue for 2023. As we look ahead, we aim to continue building on this growth through 2024 and beyond, though actual results will depend on market conditions, consumer demand, and our ability to execute our strategies effectively. Our team has over 20 years of experience in the popcorn business, and we're passionate about what we do. Join us as we bring the fun back to popcorn, one batch at a time.

With potential major retail launches on the horizon and a pipeline of new product offerings planned for 2025, we believe we are positioned to pursue further growth. However, there is no assurance that these efforts will result in increased revenue or market share. Our team remains committed to exploring opportunities that could expand our reach and deliver value to our customers.

Join the popcorn revolution and invest today.

ABOUT

HEADQUARTERS
1037 NE 65th St #89966
Seattle, WA 98115

WEBSITE
View Site ⬈

At Franklin's Popcorn, Inc. (dba "Popsmith" or the "Company"), we've dedicated over 20 years to perfecting the art of popcorn. Our premium stainless steel poppers bring gourmet popcorn-making to homes across the U.S., offering high-quality, versatile products for today's modern snackers. We believe we're poised for growth, having realized $4.9M in revenue in 2023 (minus discounts), and we are projecting revenues of $10M by year-end 2025 based on internal calculations.* This November, we're anticipating further expansion with retail launches on Costco.com and Williams-Sonoma.com, potentially reaching more popcorn enthusiasts than ever. Our innovative designs and commitment to quality have earned us industry recognition.

TERMS

Popsmith

Overview

PRICE PER SHARE
$1.64

VALUATION
$18.04M

DEADLINE ⓘ
Jan. 24, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$349.32

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,998.72

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
9,146

MAX NUMBER OF SHARES OFFERED
753,048

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,317,051	$2,150,879
Cash & Cash Equivalents	$216,253	$1,274,446
Accounts Receivable	$112	$0
Short-Term Debt	$2,652,098	$1,761,899
Long-Term Debt	$799,740	$0
Revenue & Sales	$4,913,692	$2,495,804
Costs of Goods Sold	$2,673,319	$1,665,119
Taxes Paid	$0	$1,337
Net Income	-$2,842,319	-$842,506

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives & Bonuses*

Time Based Rewards

Early Bird 1

Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2

Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3

Invest $25,000+ within the first 2 weeks | 12% bonus shares

Early Bird 4

Invest $50,000+ within the first 2 weeks | 15% bonus shares

Amount Based Rewards

Tier 1 Perk

Invest $1,000+ and receive 1x The Popper Starter Set + 5% bonus shares.

Tier 2 Perk

Invest $10,000+ and receive 1x The Popper Starter Set + 10% bonus shares.

Tier 3 Perk

Invest $25,000+ and receive 1x The Popper Starter Set + 12% bonus shares.

Tier 4 Perk

Invest $50,000+ and receive 1x The Popper Starter Set + 15% bonus shares.

Loyalty Bonus

As you have previously invested in Franklin's Popcorn, Inc., you are eligible for additional bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Franklin's Popcorn, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.64/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $164.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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What is the difference between Regulation Crowdfunding and Regulation A+?

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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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